Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

January 26, 2024

VIA E-EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn:	Ashley Vroman-Lee, Senior Counsel
Re:	Overland Advantage

Registration Statement on Form 10

File No. 000-56596

Dear Ms. Vroman-Lee:

On behalf of Overland Advantage (the “Company”), this letter responds to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in telephone call with representatives of Dechert LLP (“Dechert”) on January 24, 2024 relating to the Company’s registration statement on Form 10 that was filed with the Commission on November 16, 2023 and amended on January 12, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth below, followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

1.

We have one additional question for counsel regarding their special walling off procedures included in the code of ethics. Specifically, we ask that counsel confirm whether the special walling off procedures will be used to address information sharing between dual-hatted personnel covered under the resource sharing agreement between Centerbridge and the Advisor. If not, please explain how they intend to address it and supplementally provide any policies and procedures pertaining to information sharing between the parties to the resource sharing agreement.

January 26, 2024 Page 2

Response: The Company appreciates the opportunity to address the Staff’s comments. Centerbridge and the Advisor will operate collectively with shared personnel pursuant to the Resource Sharing Agreement which enables the allocation of resources and personnel to the Advisor and provides for associated cost allocation. All personnel (as they may be engaging in activities for Centerbridge and the Advisor) will be similarly situated as Access Persons and be restricted to the extent they receive material non-public information, without regard to their role engaging in activities for Centerbridge and/or the Advisor. Any compliance determinations regarding the special walling off procedures would be applied across both Centerbridge and the Advisor to such personnel.

2.

I wanted to reiterate to you the $25,000 minimum is a long-standing Staff position that has recently been considered at the highest level of the Commission. So you are aware, the Staff would not accelerate a registration statement of a closed-end fund or a BDC that would invest more than 15% in a 3(c)(1) or 3(c)(7) fund without a $25,000 minimum. While this is not relevant here because the filing goes automatically effective, the Staff wants the registrant to be on notice of this position.

Response: The Company’s appreciates the Staff’s comment and acknowledges the Staff’s position that if the Company invests more than 15% of its net assets in underlying private equity or hedge funds that rely on Section 3(c)(1) or 3(c)(7) it must maintain a minimum initial investment amount of $25,000. The Company does not intend to invest more than 15% of its net assets in underlying private equity or hedge funds that rely on Section 3(c)(1) or 3(c)(7); nevertheless, if the Company does invest more than 15% of its net assets in underlying private equity or hedge funds that rely on Section 3(c)(1) or 3(c)(7) it will adhere to the Staff’s position.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3854.

January 26, 2024 Page 3

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:	Jeffrey H. Aronson, Overland Advisors, LLC

Susanne V. Clark, Overland Advisors, LLC

William J. Neuenfeldt, Overland Advantage

Gavin Baiera, Overland Advantage

Michael J. Spratt, Securities and Exchange Commission

Thankam Varghese, Securities and Exchange Commission

William J. Bielefeld, Dechert LLP

Ross A. MacConnell, Dechert LLP